EXHIBIT 28

                             CHITTENDEN CORPORATION
                              TWO BURLINGTON SQUARE
                              BURLINGTON, VT 05401

                                 (802) 658-4000

June 17, 1998
FOR IMMEDIATE RELEASE                                       46/98


Burlington, VT - Paul A. Perrault, Chairman, President and Chief Executive Officer announced today that the Chittenden Corporations's (NYSE: CHZ) Board of Directors has authorized the expansion of the Company's common stock repurchase program by 500,000 shares to a total of 1,750,000 shares. Chittenden, depending upon market conditions, may repurchase its Common Stock in negotiated transactions or open market purchases without further Board authorization over the next two years. Chittenden has purchased approximately 1.15 million shares under the current stock repurchase program through May 31, 1998.

Chittenden is a bank holding company with headquarters in Burlington, Vermont and its total assets were $2.0 billion at March 31, 1998. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts and Flagship Bank and Trust Company. Chittenden offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; and investment and trust services to individuals, business, and the public sector.